

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2013

Via E-mail
Mark Volchek
Chief Executive Officer
Higher One Holdings, Inc.
115 Munson St.
New Haven, CT 06511

> **Re: Higher One Holdings, Inc.**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2013**
> **Filed August 9, 2013**
> **File No. 1-34779**

Dear Mr. Volchek:

We have reviewed your response dated September 10, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2013

1.   We have reviewed your responses to comments 1 and 2 in our letter dated August 26, 2013. Please provide us with additional information about the nature of the account(s) in which the restricted cash resides. Tell us the name(s) of the account holder(s), type(s) of bank account(s) utilized, and whether you earn interest on the balance. Please also clarify what you mean by your statement that the accounts are "maintained" by Sallie Mae, Inc. and Sallie Mae Bank. In doing so, tell us the processes that are undertaken in receiving and remitting payments, the parties that control these actions, and how the processes will be impacted upon cessation of the transition services agreement. For example, tell us if you control the timing and approval of cash remittances to educational institutions or if these processes are automated.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254, Sondra Snyder, Staff Accountant, at (202) 551-3332 or me at (202) 551-3737 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief